EXHIBIT 21.1

Subsidiaries of Placer Sierra Bancshares

Placer Sierra Bancshares has six direct subsidiaries:

1.	Placer Sierra Bank, a California corporation.

2.	Placer Statutory Trust II, a Connecticut statutory business trust.

3.	Southland Statutory Trust I, a Connecticut statutory business trust.

4.	First Financial Bancorp Statutory Trust I, a Connecticut statutory business trust.

5.	Placer Statutory Trust III, a Delaware statutory business trust.

6.	Southwest Community Statutory Trust I, a Connecticut statutory trust.

Placer Sierra Bank has five direct subsidiaries of its own, only one of which is active:

1.	Central Square Company, Inc., a California corporation.

The other remaining subsidiaries are: PIB Mortgage Company, SCB Investment Company, SCB Financial Software, Inc. and FDS Liquidation Corporation.